

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2015

David Kneusel
President
ralliBox, Inc.
547 22nd Street
Ogden, UT 84403

> **Re:** **ralliBox, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 24, 2015**
> **File No. 024-10467**

Dear Kneusel:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II – Offering Circular

General

1. A shell company, as defined under Rule 405 of the Securities Act of 1933, is a registrant that has no or nominal operations and either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Considering your balance sheet indicates that you have no assets and you were recently formed, it appears that you are a

shell company. Please prominently disclose in your offering circular that you are a shell company.

2. Please provide your signature, as well as that of your principal executive officer, principal financial officer and a majority of the members of your board of directors. Refer to Rule 252(c).

## Cover Page

3. Please include the legends required by Rule 253(f) and, as applicable, Rule 254(a) of Regulation A.

4. Please include the legend required by Form 1-A, Part II (a)(5).

## Plan of Distribution and Selling Securityholders, page 3

5. We note your disclosure that you are not employing an underwriter and that no broker, dealer or any other party will receive commissions in connection with the sale of your securities. Please describe to us the methods that you will use to sell the securities. In this regard, please identify exactly who will be selling the securities and whether that entity or person is a registered broker-dealer. Alternatively, state the applicable exemption from Exchange Act Section 15 broker-dealer registration you plan to rely upon. Refer to Item 5(c) of Part II of Form 1-A.

## Use of Proceeds to Issuer, page 3

6. Please revise to describe any anticipated material changes in the use of proceeds if all of the securities being qualified on the offering statement are not sold. Refer to Instruction 3 to Item 6 of Part II to Form 1-A.

## Description of Business, page 4

7. Please confirm that the platform you describe is operational. Your web-site references "featured ralliboxers," which suggests that you have customers who are utilizing your software and have established storefronts, however, your financial statements reflect no assets or revenue. If the platform is not ready to operate, please clearly describe the developmental state of your platform and disclose the events or milestones that you will need to accomplish in order to implement your business plan. In this regard, your disclosure should fully describe each event or milestone, discuss how you will perform or achieve each event or milestone, quantify the estimated cost(s) to achieve each event or milestone and delineate the timeframe for achieving each event or milestone. Refer to Item 9(c) of Item II of Form 1-A.

Management's Discussion and Analysis…, page 5

8. Please explain why you believe that "[r]evenue generating activities are anticipated to begin in Spring 2016." In this regard, please explain how your platform is intended to generate revenues.

Index of Exhibits, page 12

9. Please file an opinion by counsel as to the legality of the securities covered by the Offering Statement and their consent. Refer to section 12 of Item 17 of Part III to Form 1-A.

10. Please file the subscription agreement. Refer to section 4 of Item 17 of Part III to Form 1-A.

11. Please file the consent of your independent auditor. Refer to section 11 of Item 17 of Part III to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please

contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 with any
other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products